Exhibit 99.1

CBL INTERNATIONAL LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDER

TO BE HELD ON APRIL 24, 2024

To the Shareholders of CBL International Limited:

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Annual General Meeting”) of shareholders (the “Shareholders”) of CBL International Limited (the “Company”), an exempted Cayman Islands company, will be held at Suite 3602-03A, Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Hong Kong on April 24, 2024, at 10:00 a.m., Hong Kong time, for the purposes of considering and voting upon, and if thought fit, passing and approving the following resolutions:

1.	To approve, by separate ordinary resolutions, the re-election of the following persons as directors of the Company (the “Directors”) to serve until they cease to be Directors in accordance with the articles of association of the Company:

a.	Mr. Teck Lim Chia

b.	Mr. Koon Liang Ong

c.	Mr. Khai Fei Wong

2.	To ratify, by ordinary resolution, the appointment of MRI Moores Rowland LLP (“MRI”) as the Company’s independent registered public accounting firm effective February 23, 2024 and for the fiscal year ended December 31, 2022 & 2023, and to authorize the board of Directors to fix the remuneration of MRI.

3.	To transact such other business as may properly come before the meeting.

You can find more information about each of these items in the attached proxy statement. Only Shareholders registered in the register of members at the close of business on March 15, 2024, New York time, can vote at the Annual General Meeting or at any adjournment that may take place.

We cordially invite all Shareholders to attend the Annual General Meeting in person.

However, Shareholders entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a Shareholder. If you are a Shareholder and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your form of proxy and then decide to attend the Annual General Meeting to vote in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy shall be delivered in accordance with the instructions set forth in “Voting by Shareholders” in the proxy statement. This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available through our website at www.banle-intl.com.

Level 23-2, Menara Permata Sapura,

Kuala Lumpur City Centre,

50088 Kuala Lumpur

Malaysia

Telephone: 60-3-2706-8280

By Order of the Board

/s/ Teck Lim Chia
Teck Lim Chia
Chief Executive Officer

March 20, 2024

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CBL INTERNATIONAL LIMITED

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 24, 2024

Date, Time and Place of the Annual General Meeting

The enclosed proxy is solicited by the board (the “Board”) of directors (the “Directors”) of CBL International Limited (the “Company”), an exempted Cayman Islands company, in connection with the annual general meeting of shareholders of the Company (the “Annual General Meeting”) to be held at Suite 3602-03A, Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Hong Kong on April 24, 2024 at 10:00 a.m., Hong Kong time, and any adjournments thereof, for the purposes set forth in the accompanying notice of Annual General Meeting.

Record Date, Share Ownership and Quorum

Only record holders (the “Shareholders”) of the ordinary shares of the Company (the “Ordinary Shares”) as of the close of business on March 15, 2024, New York time, are entitled to vote at the Annual General Meeting. As of March 15, 2024, 25,000,000 of our Ordinary Shares, par value US$0.0001 per share were issued and outstanding. Two or more Shareholders which represent, in aggregate, not less than 50% of the paid up voting shares of the Company present in person or by proxy or, if a corporation or other non-natural person, by its authorized representative shall be a quorum for all purposes.

Difference between Holding Shares as a “Shareholder of Record” and “Beneficial Owner” (or in “Street Name”)

Most Shareholders are considered “beneficial owners” of their shares, that is, they hold their shares through a brokerage firm, bank, dealer or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially or in “street name”.

Shareholder of record

If, on the record date, your Ordinary Shares were registered directly in your name with our transfer agent, VStock Transfer, LLC, then you are the “shareholder of record” with respect to those Ordinary Shares. As a shareholder of record, you may vote at the Annual General Meeting or vote by proxy.

Beneficial Owner

If, on the record date, your Ordinary Shares were held in an account at a brokerage firm, bank, dealer or other nominee, then you are the “beneficial owner” of shares held in “street name”. The brokerage firm, bank, dealer or other nominee holding your Ordinary Shares is considered the shareholder of record for purposes of voting at the Annual General Meeting; provided, however, as a beneficial owner, you have the right to direct your brokerage firm, bank, dealer or other nominee on how to vote the shares in your account.

Voting

Each Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Annual General Meeting.

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At the Annual General Meeting, every Shareholder present in person or by proxy may vote the fully paid Ordinary Shares held by such Shareholder. The chairman of the Annual General Meeting will exercise his rights under the articles of association of the Company (the “Articles of Association”) and request that each of the resolutions proposed be voted upon through a poll. The affirmative vote of a simple majority of the votes cast by the Shareholders will be required to pass each of the proposed resolutions submitted to a vote at the Annual General Meeting except with the proposed resolution to amend the Articles of Association which requires the affirmative vote of not less than two-thirds of the votes cast of such Shareholders.

Voting by Shareholders

Shareholders whose shares are registered in their own names may vote by attending the Annual General Meeting in person or by completing, dating, signing and returning the enclosed form of proxy by email at investors@banle-intl.com or by post in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. The form of proxy must arrive no later than April 21, 2024 at 11.59 am Eastern Time.

When proxies are properly completed, dated, signed and returned by Shareholders, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the Shareholder. If no specific instructions are given by such Shareholders, the proxy holder will have discretion to vote on each proposal and as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present.

Beneficial owners can only vote through their brokerage firm, bank, dealer or other nominee, or in person at the Annual General Meeting if they have been appointed proxy by their brokerage firm, bank, dealer or other nominee. Beneficial owners should follow the voting instruction to be provided by their brokerage firm, bank, dealer or other nominee for directing the relevant brokerage firm, bank, dealer or other nominee to vote the shares in the beneficial owners’ account.

Please refer to this proxy statement for information related to the proposed resolutions.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of CBL International Limited.

PROPOSALS

Background

We are asking Shareholders to pass the following resolutions (“Proposals”):

1.	To approve, by ordinary resolution, the re-election of the following persons as Directors to serve until they cease to be Directors in accordance with the Articles of Association:

a.	Mr. Teck Lim Chia

b.	Mr. Koon Liang Ong

c.	Mr. Khai Fei Wong

The nominees listed below have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for re-election as Directors.

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Directors and Executive Officer	Age	Position / Title
Mr. Teck Lim Chia	56	Chairman and Chief Executive Officer
Mr. Koon Liang Ong	45	Independent Director
Mr. Khai Fei Wong	42	Independent Director

Mr. Teck Lim Chia, aged 56, is the chairman of our Board and chief executive officer since inception of our Group, and is primarily responsible for overseeing the strategy and decision making of our Group. He has over 16 years of experience in the oil and gas related industries and business management. Before founding our Group, Mr. Chia was employed by BrightOil Group, a company based in Shenzhen, PRC which was principally engaged in the fuel oil business from April 2006 to June 2008, with his last position held as general director. From June 2008 to September 2011, he served as an executive director of BrightOil Group’s listing company which was listed on The Stock Exchange of Hong Kong Limited and principally engaged in the international supply of fuel oil and bunkering business. From October 2011 to January 2017, Mr. Chia served as a director of an oil trading company. Mr. Chia received a bachelor’s degree in business administration management from the Oklahoma State University in December 1988 and a master’s degree in public administration from the University of Management & Technology in June 2012.

Mr. Koon Liang Ong, aged 45, has been appointed as our independent Director and the chairman of the audit committee and a member of the compensation committee. Mr. Ong has over 22 years of experience in providing auditing, taxation, liquidation and other assurance services to companies in Malaysia. He joined Ong & Wong Chartered Accountants in September 2000 as a junior associate and is currently an audit partner of the firm. Mr. Ong has served as a director of O & W Tax Consultants Sdn. Bhd. since April 2013 up to the present. Mr. Ong has been a member of the Association of Chartered Certified Accountant in Malaysia since July 2004, a member of the Malaysian Institute of Accountants since August 2005, an approved auditor of the Ministry of Finance Malaysia since February 2013 and a member of the Chartered Tax Institute of Malaysia since March 2014. Mr. Ong graduated from the University of Manchester in June 2000 with a bachelor of arts in economic and social studies (major in accounting).

Mr. Khai Fei Wong, aged 42, has been appointed as our independent Director, and a member of the audit committee and nominating and corporate governance committee. Mr. Wong has over 14 years of experience in auditing, taxation and corporate secretarial matters. He began his professional career in June 2008 with Indah Secretarial (KL) Sdn Bhd (formerly known as Cheng & Co Secretarial Sdn Bhd) as a secretarial assistant. In July 2013, Mr. Wong set up a corporate secretarial firm which principally engages in provision of corporate secretarial, dissolution and tax advisory services. Mr. Wong has served a manager of OKL Taxation Services Sdn Bhd since 2020. Mr. Wong has been a licensed company secretary of the Companies Commission of Malaysia since July 2014, an associate member of the Chartered Tax Institute of Malaysia since October 2020 and a licensed tax agent of the Inland Revenue Board of Malaysia since December 2021. Mr. Wong graduated from The University of Sheffield in July 2003 with a bachelor’s degree in arts.

2.	To ratify, by ordinary resolution, the appointment of MRI Moores Rowland LLP (“MRI”) as the Company’s independent registered public accounting firm effective February 23, 2024 and for the fiscal year ended December 31, 2022 & 2023, and to authorize the Board to fix the remuneration of MRI.

The audit committee of the Board (the “Audit Committee”), which is composed entirely of independent Directors, has selected MRI, independent registered public accounting firm, to audit our financial statements effective February 23, 2024 and for the fiscal year ended December 31, 2022 & 2023. Ratification of the appointment of MRI by Shareholders is not required by law. However, as a matter of good corporate practice, such appointment is being submitted to the Shareholders for ratification at the Annual General Meeting. If the Shareholders do not ratify the appointment, the Board and the Audit Committee will reconsider whether or not to retain MRI, but may, in their discretion, retain MRI. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from MRI will not be in attendance at the Annual General Meeting.

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There is no change or disagreements with the independent registered public accounting firms on accounting and financial disclosure.

The fee for MRI’s audit of the consolidated financial statements of the Group for the year ending December 31, 2022 & 2023 is US$290,000.

3.	To transact such other business as may properly come before the meeting.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the Proposals 1, 2 and 3.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as our Board may recommend.

By Order of the Board

/s/ Teck Lim Chia
Teck Lim Chia
Chief Executive Officer

Date: March 20, 2024

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